

February 24, 2021

Stephen N. Cannon
Chief Executive Officer
Archimedes Tech SPAC Partners Co.
2093 Philadelphia Pike #1968
Claymont, DE 19703

> **Re: Archimedes Tech SPAC Partners Co.**
> **Registration Statement on Form S-1**
> **Filed February 12, 2021**
> **File No. 333-253108**

Dear Mr. Cannon:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

Cover Page

1.   We note your revised disclosure regarding redemption of the subunits if you are unable to consummate an initial business combination "within 24 months." Please revise to clarify whether you will redeem such subunits if you are unable to consummate an initial business combination within 24 months from the closing of this offering.

Financial Statements, page F-1

2.   We note your response to prior comment 7 and believe your financial statements should not be presented for a period that crosses over your fiscal year end. Revise your financial statement presentation to include audited financial statements as of and for the period of inception through December 31, 2020. Refer to Rule 8-02 of Regulation S-X.

Exhibits

3. Please obtain and file a revised legality opinion that opines on the legality of each of the securities covered by the registration statement. For example, it is not clear whether the shares of common stock included as part of the subunits or underlying the public warrants are covered by the legality opinion, and the legality opinion does not opine on the legality of the subunits and public warrants. We also note that the term "Shares" is not defined, and it is not clear why the opinion opines on shares underlying "Public Rights."

    We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

    You may contact Shannon Buskirk, Staff Accountant, at (202) 551-3717 or Ethan Horowitz, Accounting Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Karina Dorin, Staff Attorney, at (202) 551-3763 or Laura Nicholson, Special Counsel, at (202) 551-3584 with any other questions.

    Sincerely,

    Division of Corporation Finance
    Office of Energy & Transportation

cc: Giovanni Caruso